UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The
Securities Exchange Act of 1934




American CryptoFed DAO LLC

(Exact name of registrant as specified in its charter)

Wyoming
(State or other jurisdiction of incorporation or organization)

87-2207963
(I.R.S. Employer
Identification No.)

1607 Capitol Ave., Suite 327, Cheyenne, WY
(Address of principal executive offices)

82001
(Zip Code)

(307) 206-4210
Registrant's telephone number, including area code

Securities to be registered pursuant to Section 12(b) of the
Act:
Title of each class
Name of each exchange on which to be so registered each class is to be registered



Securities to be registered pursuant to Section 12(g) of the
Act:
Ducat: Inflation and deflation protected stable token, used for pricing goods and services, for daily transactions, for accounting and for store of value.

(Title of class)

Locke: Governance token, used for stabilizing Ducat and for Locke holders to participate in network rulemaking and decision making.

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non- accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer,"
"smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer: No
Accelerated filer: No
Non-accelerated filer: Yes
Smaller reporting company: Yes
Emerging growth company: Yes


Persons who respond to the
collection of information contained in this form are not SEC 1396 (02-21)required to respond unless the form displays a currently valid OMB control number.


Table of Contents


1.	The Preamble: Purpose of Form 10 Filing	5
2.	Item 1: Business.	6
2.1.	Mission	6
2.1.1.	Inflation Is Not an Option	6
2.1.2.	Deflation Is Not an Option	7
2.1.3.	Money Was Invented to Reduce Transaction Costs	7
2.1.4.	Transaction Costs Are Governance Issues	7
2.2.	Products and Services	8
2.2.1.	Ducat	8
2.2.2.	Locke	10
2.2.3.	Token Definition	10
2.3.	Competition	10
2.3.1.	Inflation Target	11
2.3.2.	Fiscal Policy Tools	11
2.3.3.	Money Supply Mechanism	12
2.3.4.	Monetary Policy Tools	12
2.3.5.	Inflation Control for Stable Price Mandate	12
2.3.6.	Effective Demand for Maximum Employment	14
2.3.7.	Boom and Bust Business Cycles (Economic Expansion and
Contraction)	14
2.3.8.	Money Supply Automation	17
2.4.	Distribution	20
2.4.1.	Locke Distribution Plan	20
2.4.2.	Ducat Distribution Plan	22
2.4.3.	Ducat Economic Zone Plan	23
2.5.	Revenue and Costs	23
2.5.1.	Locke Token Proceeds in USD-Pegged Stablecoins	23
2.5.2.	Ducat Token Proceeds in USD-Pegged Stablecoins	23
2.5.3.	Transaction Fees	24
2.5.4.	Costs	24
2.6.	Intellectual Property	25
2.7.	Number of Employees	25
2.8.	Compliance with Environmental Laws	25
2.9.	Locke and Ducat as Utility Tokens	26
3.	Item 1A: Risk Factors.	29
3.1.	Zero Value of Locke and Ducat	29
3.2.	Effects of Government Regulations	29
3.3.	Banks and Exchanges	29
3.4.	USD-Pegged Stablecoin Market	29
3.5.	Compliant Crypto Exchanges	29
3.6.	Mass Acceptance by Consumers and Merchants	30
3.7.	Zero Revenue and Mass Incentive Giveaway	30
3.8.	EOS Blockchain Protocol	30
3.9.	Operation of a Decentralized Autonomous Organization
(DAO)	30
3.10.	Macroeconomic Condition	30
3.11.	Economic Theories	30
4.	Item 2: Financial Information.	31
5.	Item 3: Properties.	31
6.	Item 4: Security Ownership of Certain Beneficial Owners
and Management.	31
7.	Item 5: Directors and Executive Officers.	32
8.	Item 6: Executive Compensation.	32
9.	Item 7: Certain Relationships and Related Transactions,
and Director Independence.	32
10.	Item 8: Legal Proceedings.	33
11.	Item 9: Market Price of and Dividends on the
Registrant's Common Equity and Related Stockholder
Matters.	33
12.	Item 10: Recent Sales of Unregistered Securities.	33
13.	Item 11: Description of Registrant's Securities to be
Registered.	33
14.	Item 12: Indemnification of Directors and Officers.	33
15.	Item 13: Financial Statements and Supplementary Data.	33
Item 14: Changes in and Disagreements with Accountants on
Accounting and Financial	33
16.	Item 15: Financial Statements and Exhibits.	33
17.	SIGNATURES	35


1.	The Preamble: Purpose of Form 10 Filing

American CryptoFed DAO, LLC ("CryptoFed") agrees with commissioner Hester M. Peirce of
U.S. Securities and Exchange Commission (SEC) that the SEC is a "disclosure regulator, rather than a more interventionist merit regulator."1 "The SEC's Division of Corporation Finance may examine a company's registration statement to determine whether it complies with our disclosure requirements. But the SEC does not evaluate the merits of offerings, nor do we determine if the securities offered are "good" investments."2

CryptoFed is registering Locke and Ducat tokens with the SEC as utility tokens, not as securities, for the purpose of disclosure. Form 10 allows CryptoFed to voluntarily become a reporting company for ongoing disclosure purposes and becomes effective sixty (60) days after the initial filing date regardless of whether there are outstanding SEC comments. Filing
Form 10 does not mean CryptoFed concedes that Locke and Ducat tokens are securities. Section 2.9 of Item
1: Business entitled "2.9. Locke and Ducat as Utility
Tokens" explains why the Locke and Ducat tokens are utility tokens, not securities.

If the SEC does not agree with CryptoFed's position and characterizes Locke and Ducat tokens as securities, CryptoFed should be able to grant these tokens to service providers, free of charge, under an equity incentive plan for the CryptoFed community, pursuant to the American CryptoFed DAO Constitution
("Constitution") attached as Exhibit 1, as long as these tokens are restricted, untradeable and non-transferable. By holding Locke tokens per se, token holders by definition perform services to CryptoFed, because the CryptoFed token economy needs a network effect of mass token holders to overcome the inherent hurdles of collective action.
CryptoFed will grant restricted, untradeable and non-transferable Locke tokens to municipalities, merchants, banks, crypto exchanges and individual contributors to execute the Ducat Economic Zone plan attached as Exhibit 2. In anticipation of mass distribution which will quickly surpass

1 https://www.sec.gov/news/speech/peirce-paper-plastic-peer-to-
peer-031521
2 https://www.investor.gov/introduction-
investing/investing-basics/glossary/registration-
under-securities- act-
1933#:~:text=The%20Securities%20Act%20of%201933%20has%
20two%20basic%20objectives%3A,in
%20the%20sale%20of%20securities


the 500-person threshold under Exchange Act Section
12(g)3, CryptoFed elects to proactively file this
Form 10 to subject itself to the periodic reporting
requirements and then file Form S-8 upon the
effectiveness of Form 10 in 60 days. Concurrent with
this Form 10
filing, CryptoFed is also filing Form S-1 to register
Locke and Ducat tokens to make them tradeable and
transferable. The SEC's review of CryptoFed's Form S-1
filing will continue until the SEC declares the Form
S-1 effective. In the interim, Form S-8 filing will
enable CryptoFed to grant restricted and untradeable
Locke tokens to more than 500 persons. For clarity,
all Locke and Ducat tokens will remain restricted,
untradeable and non-transferable until the
effectiveness of the Form S-1 filing is confirmed by
the SEC.
2.	Item 1: Business.

2.1.	Mission

CryptoFed was established on July 1, 2021 by MShift
Inc (MShift). CryptoFed's mission is to create and maintain a monetary system with zero inflation, zero deflation and zero transaction costs.

"The chief attraction the issuer of a competitive currency has to offer to his customers is the assurance that its value will be kept stable (or otherwise be made to behave in a predictable manner)."4

2.1.1.	Inflation Is Not an Option

"Inflation tends not only to be higher but also increasingly volatile and to be accompanied by widening government intervention into the setting of prices. The growing volatility of inflation and the growing departure of relative prices from the values that market forces alone would set combine to render the economic system less efficient, to introduce frictions in all markets, and, very likely, to raise the recorded rate of unemployment." 5

3 https://www.sec.gov/info/smallbus/secg/jobs-act-section-12g-
small-business-compliance-guide.htm
4 F. A. Hayek (Nobel Laureate 1974), 1976, Page
59, Denationalization of Money,
https://cdn.mises.org/Denationalisation%20of%20Mon
ey%20The%20Argument%20Refined_5.pdf 5 Milton
Friedman, 1976, page 283-284, Inflation and
Unemployment, Nobel Memorial Lecture, Economic
Sciences,
https://assets.nobelprize.org/uploads/2018/06/frie
dman-lecture-1.pdf


2.1.2.	Deflation Is Not an Option

"The length and depth of the deflation during the late 1920s and early 1930s strongly suggest a monetary origin, and the close correspondence
(across both space and time) between deflation and nations' adherence to the gold standard shows the power of that system to transmit contractionary monetary shocks. There is also a high correlation in the data between deflation
(falling prices) and depression (falling output), as the previous authors have noted and as we will demonstrate again below." 6

2.1.3.	Money Was Invented to Reduce Transaction Costs

"I know of only one part of economics in which transaction costs has been used to explain a major feature of the economic system and that relates to the evolution and use of money. Adam
Smith pointed out the hindrances to commerce that would arise in an economic system in which there was a division of labour but in which all exchange had to take the form of barter. No-one would be able to buy anything unless he possessed something that the producer wanted.
This difficulty, he explained, could be
overcome by the use of money." 7

2.1.4.	Transaction Costs Are Governance Issues.
"The overall object of the exercise essentially comes down to this: for each abstract description of a transaction, identify the most economical governance structure-- where by governance structure I refer to the institutional framework within which the integrity of a transaction is decided. Markets and hierarchies are two of the main alternatives." 8




6 Ben Bernanke and Harold James, 1991, page 33, "The
Gold Standard, Deflation, and Financial Crisis in the
Great Depression: An International Comparison" in
Financial Markets and Financial Crises, ed. R. Glenn
Hubbard, University of Chicago Press,
https://www.nber.org/system/files/chapters/c11482/c114
82.pdf
7 Ronald H. Coase, 1991, The Institutional
Structure of Production, Lecture to the memory of Alfred Nobel, https://www.nobelprize.org/prizes/economic-sciences/1991/coase/lecture/
8 Oliver E. Williamson (Nobel Laureate 2009), 1979, page 234-235, Transaction-Cost Economics: The
Governance of Contractual Relations, Journal of Law and Economics, Vol. 22, No. 2.
https://josephmahoney.web.illinois.edu/BA549_Fall%202
010/Session%203/Williamson%20(1979).pdf


2.2.	Products and Services
To accomplish its mission, CryptoFed issues two utility tokens called Ducat and Locke which collectively generate the products and services detailed below.

2.2.1.	Ducat
Ducat is an inflation and deflation protected stable token with unlimited issuance, constrained by algorithms targeting zero inflation and zero deflation. Ducat is used to price goods and services, for daily transactions, accounting and as a store of value.
CryptoFed utilizes both fiscal policy tools and monetary policy tools defined by its Constitution, to provide benefits to Ducat users and adjust the incentive ranges as detailed below to influence users' economic behaviors in order to stabilize Ducat.

i)	Fiscal Policy tools are defined as
rewards paid to consumers at a range of
5.5% -12% for making purchases using
Ducat and merchants for accepting Ducat
at a range of 1% - 4%.
ii)	Monetary Policy tools are defined as
interest paid to all Ducat holders at
a range of 3% - 5%, but can be raised
as high as necessary to cure or deter
inflation.

Ducat is designed to appreciate against the US dollar (USD) by the amount of inflation USD experiences measured by the PCE price index.
This ensures Ducat does not experience
inflation. The rate of inflation is derived from the PCE price index to define the Ducat
Target Equilibrium Exchange Rate against the
USD. "The PCE price index, released each month in the Personal Income and Outlays report, reflects changes in the prices of goods and services purchased by consumers in the United
States," published monthly by the Bureau of Economic Analysis, US Department of Commerce.
As long as goods and services are priced in Ducat and the Target Equilibrium Exchange Rate is maintained, the inflation and deflation of Ducat should remain close to zero.


Target Equilibrium Exchange Rate:
Suppose time t is measured in days and m >= 1 stands for months, then Ducat will be designed to rise against
 USD according to the deterministic function every day
"t" since Ducat deployment (t=0):

1 Ducat = 1 USD * exp(r_1(t)+r_2(t)+...)

Such that

r_m(t) = r_m * t      if (m-1)*T+1<=t<=m*T
r_m(t) = r_m * m * t  if t>m*T
r_m(t) = 0            if otherwise

r_m = (1/T)*ln(PCEr_m / PCEr_{m-1})
PCEr_0 = PCE_0
T = 365/12

PCEr_m is an estimate of the Personal Consumption
Expenditures Price Index by the end of the month m.
The estimate PCEr_m is determined by an exponential least square fit to a subset of the historical PCE data released by the Department of Commerce in previous months m-1,m-2,...etc.


2.2.2.	Locke
Locke is a governance token with a maximum authorized finite number of 10 trillion. Locke is used to stabilize Ducat and for Locke holders to participate in network rulemaking and decision making.

i)	Locke tokens make CryptoFed's network
rules under which Ducat operates. Locke
tokens participate in network rulemaking and decision making based on the CryptoFed
Constitution.

ii)	Locke tokens are also used as utility
tokens for open market operations to
stabilize Ducat on a daily basis.

2.2.3.	Token Definition
A token is defined per the description in the
Token Safe Harbor Proposal 2.0 published by the
SEC commissioner Hester Peirce9:
A Token is a digital representation of value or rights,
(i)	that has a transaction history that:
(A)	is recorded on a distributed ledger, blockchain, or
other digital data structure;
(B)	has transactions confirmed through an independently
verifiable process; and
(C)	cannot be modified;
(ii)	that is capable of being transferred between
persons without an intermediary party; and
(iii)	that does not represent a financial
interest in a company, partnership, or fund, including an ownership or debt interest, revenue share, entitlement to any interest or dividend payment.

2.3.	Competition
To the extent that no entity has a similar mission, CryptoFed does not have direct competition. Central banks, including the Federal Reserve System, are close competitors, but CryptoFed fundamentally differentiates from central banks in the following aspects outlined below.


9 https://www.sec.gov/news/public-statement/peirce-statement-
token-safe-harbor-proposal-2.0


2.3.1.	Inflation Target
CryptoFed targets zero inflation and zero deflation in the Ducat economy, while major central banks target 2% inflation in their respective fiat economies. Ducat's purchasing power will be maintained over time, while
USD's purchasing power will decline towards zero over time as demonstrated below by the Federal Reserve chart (See PDF Form 10 submission) 10.





2.3.2.	Fiscal Policy Tools
CryptoFed establishes its fiscal policy tools by directly providing rewards to consumers at a range of 5.5% - 12% for making purchases using
Ducat and merchants at a range of 1% - 4% for accepting Ducat. Conversely, major central banks do not have the same direct spending authority at their disposal.


10 Consumer Price Index for All Urban Consumers:
Purchasing Power of the Consumer Dollar in U.S. City
Average
https://fred.stlouisfed.org/series/CUUR0000SA0R


2.3.3.	Money Supply Mechanism
CryptoFed uses rewards to consumers and
merchants as its primary mechanism for putting
Ducat into circulation, while central banks use the lending of commercial banks as their primary mechanism for putting new money supply into circulation. When the absolute level of debt accumulation is too large to be paid back, the Federal Reserve's mechanism of money supply will stop functioning. The burden of existing loan repayments will ultimately reach a level that even with a low interest rates close to zero, borrowers will be unable to meet lender criteria to secure additional loans.
Consequently, the money supply cannot be expanded to maintain and increase effective demand for economic growth. Central bank money supply function depends on commercial bank lending, which in turn can be significantly obstructed by the aggregate debt accumulation of commercial bank lending, leading to the dysfunction of the existing fractional reserve banking system. Central bank money supply is an inherently self-destructive mechanism, while CryptoFed money supply mechanism is independent of the aggregate debt accumulation of commercial banks.

2.3.4.	Monetary Policy Tools
CryptoFed establishes its monetary policy tools by directly providing interest to Ducat holders at a range of 3% - 5%, while central banks interest rate on money supply relies on commercial banks which pay interest to depositors and take interest from borrowers.
As a result, CryptoFed possesses more direct and effective monetary policy tools than government controlled central banks.

2.3.5.	Inflation Control for Stable Price Mandate
It has become increasingly impossible for the Federal Reserve to fulfill its mandate of maintaining stable prices. Due to the increase of aggregate debt accumulation, the Federal
Reserve has lost the capacity to raise the Federal Funds Rate to control inflation. Since reaching 19.10% in June 1981, the Effective
Federal Funds Rate has declined for 40 years and has stayed close to zero since Nov 2008 per the Federal Reserve's chart below (see PDF Form 10 Submission).11

11 Effective Federal Funds Rate
(chart August 1954, March
2021)https://fred.stlouisfed.org/se
ries/FEDFUNDS



"Twenty-five years ago, on October 6, 1979, the Federal Reserve adopted new policy procedures that led to skyrocketing interest rates and two back-to-back recessions but that also broke the back of inflation and ushered in the environment of low inflation and general economic stability the United States has enjoyed for nearly two decades." 12 "Unbeknownst to many, last fall was the silver anniversary of a watershed moment in Fed history and the economic history of the country. On Oct. 6, 1979, Fed Chairman Paul
Volcker took dramatic steps to rein in the runaway inflation that had been sapping the strength of our economy since the mid-1960s.
Without his bold change in monetary policy and his determination to stick with it through several painful years, the U.S. economy would have continued its downward




12 FRBSF ECONOMIC LETTER, Number 2004-35, December 3, 2004.
https://www.frbsf.org/economic-
research/publications/economic-
letter/2004/december/october-6- 1979/#conc


spiral. By reversing the misguided policies of his predecessors, Volcker set the table for the long economic expansions of the 1980s and 1990s.13

Raising interest rates has been proven to be an effective tool to control inflation as Fed
Chairman Paul Volcker demonstrated.
CryptoFed can increase interest rates as high as necessary to cure or deter inflation, whereas the Fed has lost that ability.

2.3.6.	Effective Demand for Maximum Employment
"The amount of labour N which the
entrepreneurs decide to employ depends on the sum (D) of two quantities, namely D1, the amount which the community is expected to spend on consumption, and D2, the amount which it is expected to devote to new investment. D is what we have called above the effective demand."14 CryptoFed utilizes its fiscal policy tools of directly providing rewards to consumers at a range of 5.5% - 12% and 1% - 4% to merchants for Ducat purchases. These
CryptoFed fiscal policy tools can drive
effective demand to achieve maximum employment in the Ducat economy, while central banks, such as the Federal Reserve, the European
Central Bank, the Bank of Japan, etc. do not have direct authority over fiscal policy tools. In the US, that control over fiscal policy belongs to the Department of Treasury and Congress.

2.3.7.	Boom and Bust Business Cycles (Economic
Expansion and Contraction) Although "the goals of maximum employment and stable prices are often referred to as the Fed's dual mandate,"15 compared with CryptoFed, the
Federal Reserve has significantly less
effective policy tools to carry out their dual mandate. The situation is made even worse, because the Fractional Reserve Banking by which the Federal Reserve provides money supply, legitimates and institutionalizes the inherent and


13 President's Message: Volcker's Handling of the
Great Inflation Taught Us Much. By William Poole,
January 1, 2005.
https://www.stlouisfed.org/publications/regional-
economist/january-2005/volckers- handling-of-the-
great-inflation-taught-us-much
14 The General Theory of Employment, Interest, and
Money, John Maynard Keynes, 1936, page 22, https://www.files.ethz.ch/isn/125515/1366_KeynesTh eoryofEmployment.pdf
15 https://www.federalreserve.gov/faqs/what-
economic-goals-does-federal-reserve-seek-to-
achieve- through-monetary-policy.htm


inevitable macroeconomic risks in the economy via the banking industry, periodically causing boom and bust business cycles and subsequent large-scale bailouts by the FDIC and taxpayer money through government intervention. This brutally impacts the American middle class through unintentional periodic and systematic financial and economic crisis.

Right after the housing bubble collapse in 2008, symbolized by the fall of Lehman Brothers, the IMF published a report entitled "The Chicago Plan
Revisited'' which validates the 100% reserve banking model for decoupling money supply function from bank's lending function. The citation below is slightly long, but it is important because it fully supports the CryptoFed's model of decoupling money supply from bank lending. The primary difference is that CryptoFed is pursuing a denationalization of its money supply mechanism, while The Chicago Plan pursues the nationalization of a money supply mechanism, just not through banks.

"The decade following the onset of the Great
Depression was a time of great intellectual ferment in economics, as the leading thinkers of the time tried to understand the apparent failures of the existing economic system. This intellectual struggle extended to many domains, but arguably the most important was the field of monetary economics, given the key roles of private bank behavior and of central bank policies in triggering and prolonging the crisis.

During this time a large number of leading U.S.
macroeconomists supported a fundamental proposal for monetary reform that later became known as the Chicago Plan, after its strongest proponent, professor Henry Simons of the University of Chicago. It was also supported, and brilliantly summarized, by Irving Fisher of Yale University, in Fisher (1936). The key feature of this plan was that it called for the separation of the monetary and credit functions of the banking system, first by requiring 100% backing of deposits by government-issued money, and second by ensuring that the financing of new bank credit can only take place through earnings that have been retained in the form of government-issued money, or through the borrowing of existing government-issued money from non-banks, but not through the creation of new deposits, ex nihilo, by banks.


Fisher (1936) claimed four major advantages for this plan. First, preventing banks from creating their own funds during credit booms, and then destroying these funds during subsequent contractions, would allow for a much better control of credit cycles, which were perceived to be the major source of business cycle fluctuations. Second, 100% reserve backing would completely eliminate bank runs. Third, allowing the government to issue money directly at zero interest, rather than borrowing that same money from banks at interest, would lead to a reduction in the interest burden on government finances and to a dramatic reduction of (net) government debt, given that irredeemable government-issued money represents equity in the commonwealth rather than debt. Fourth, given that money creation would no longer require the simultaneous creation of mostly private debts on bank balance sheets, the economy could see a dramatic reduction not only of government debt but also of private debt levels.

The first advantage of the Chicago Plan is that it permits much better control of what
Fisher and many of his contemporaries
perceived to be the major source of business cycle fluctuations, sudden increases and contractions of bank credit that are not necessarily driven by the fundamentals of the real economy, but that themselves change those fundamentals. In a financial system with little or no reserve backing for deposits, and with government-issued cash having a very small role relative to bank deposits, the creation of a nation's broad monetary aggregates depends almost entirely on banks' willingness to supply deposits. Because additional bank deposits can only be created through additional bank loans, sudden changes in the willingness of banks to extend credit must therefore not only lead to credit booms or busts, but also to an instant excess or shortage of money, and therefore of nominal aggregate demand. By contrast, under the Chicago Plan the quantity of money and the quantity of credit would become completely independent of each other. This would enable policy to control these two aggregates independently and therefore more effectively.
Money growth could be controlled directly via a money growth rule. The control of credit growth would become much more straightforward because banks would no longer be able, as they are today, to generate their own funding, deposits, in the act of lending, an extraordinary privilege that is not enjoyed by any other type of business.
Rather, banks would become what many
erroneously believe them to be today, pure intermediaries that depend on obtaining outside funding before being able to lend.
Having to obtain outside funding rather than being able to create it themselves would much reduce the ability of banks to cause business cycles due to potentially capricious changes in their attitude towards credit risk."16

2.3.8.	Money Supply Automation
There are multiple factors which make it impossible for central banks to automate the money supply mechanism. Below are the three major clusters of parameters out of the Fed's control.


i)
A fractional reserve banking system depends on the willingness of commercial banks lending activities for money supply.

ii)
Fiscal policy depends on Congress and the Department of Treasury.

iii)
Boom and bust business cycles will repeatedly generate financial crisis requiring political human decisions and government interventions.


"The Fed implements monetary policy primarily by influencing the federal funds rate, the interest rate that financial institutions charge each other for loans in the overnight market for reserves"17. To decide, maintain and adjust the federal funds rate requires constant human judgements, under the political, economic, and institutional settings above.

In contrast, CryptoFed has full control of its monetary and fiscal policy tools, i.e.
interest paid to Ducat holders (3% - 5%), Ducat rewards paid to consumers (5.5% -


16 Jaromir Benes and Michael Kumhof, 2012, page 4 -
5, The Chicago Plan Revisited, IMF Working Paper, https://www.imf.org/external/pubs/ft/wp/2012/wp12202.
pdf
17 What is the Fed: Monetary Policy,
https://www.frbsf.org/education/teacher-
resources/what-is- the-fed/monetary-policy/


12%) and merchants (1% - 4%). Ducat rewards rates and interest rates can be adjusted and optimized mathematically via Machine Learning.
Money supply mechanism through giveaway can establish a virtuous automatic cycle between giveaway and economic growth to perpetuate the CryptoFed monetary system. Effective demand in the economy can be maintained and increased for economic growth, which in turn will generate more demand for additional money supply. Given that the money supply can be automatically optimized via machine learning, human intervention can be dramatically reduced to simple principles defined by the CryptoFed
Constitution. The operations of CryptoFed can be decentralized to Locke tokens without requiring a hierarchical organization structure.

In addition to automating the decision making on interest paid to Ducat holders (3% - 5%), Ducat rewards paid to consumers (5.5% - 12%) and merchants (1% - 4%) which will be adjusted on a quarterly basis as levers to influence economic behavior in the Ducat economy, CryptoFed will also automate daily open market operations which are equivalent to the Fed's open market operations. "Traditionally, the
Fed's most frequently used monetary policy tool was open market operations. This consisted of buying and selling U.S.
government securities on the open market, with the aim of aligning the federal funds rate with a publicly announced target set by the FOMC. The Federal Reserve Bank of New York conducts the Fed's open market operations through its trading desk." 18

The Fed's open market operations are the buying and selling between USD and U.S. government securities, whereas CryptoFed's open market operations are the buying and selling between Ducat and Locke, the two native tokens of CryptoFed. The Fed's open market operations stabilize the federal funds rate, while
CryptoFed's open market operations stabilize the Target Equilibrium Exchange Rate between
Ducat and USD. The two diagrams below summarize similarities and differences of open market




18 ibid


operations between the Fed and CryptoFed.
Locke's role is to stabilize Ducat. Without
Locke, Ducat cannot be stabilized. To this extent, Locke is a utility token. (See PDF
Form 10 Submission)




2.4.	Distribution
To make CryptoFed a true and real decentralized autonomous organization, both Locke and Ducat need to be distributed as broadly as possible.
Purchases, holding and sales of Locke and Ducat tokens must be done through CryptoFed co-branded wallets or whitelisted wallets compliant with KYC and AML, with the exception of the paper certificates for the Locke token's initial allocation.

2.4.1.	Locke Distribution Plan

2.4.1.1.	Initial Locke Allocation


2.4.1.1.1.	Out of the total maximum
authorized finite number of 10
trillion Locke tokens, 25% will be
reserved for MShift as the founding
organization, 10% for key merchants,
10% for contributors other than
merchants, 10% for refundable
auctions on crypto exchanges for
price discovery, 5% for R&D and 40%
will be exclusively reserved for the
purpose of Open Market Operations.
All allocated Locke tokens will not be
minted until they are distributed.

2.4.1.1.2.	Out of the total 25% allocated to
MShift, a percentage will be used for
compensation paid to contributors and
1/5th of this allocation (5% of the
total) will be used to maintain,
defend and protect the intellectual
property which will be permanently,
exclusively, and irreversibly licensed
to CryptoFed, free of charge.

2.4.1.1.3.	Under no circumstances should the
40% (4 trillion) Locke reserve quota
be used for other purposes, although
the number of the reserved Locke
tokens can be more or less than 4
trillion as a result of open market
operations. All Locke and Ducat tokens
will be burnt once they are bought
back via open market operations.

2.4.1.1.4.	When the Locke governance token
market price reaches $0.50 US dollars
per token daily for a consecutive 12-
month period, all undistributed Locke
tokens from the initial allocation
will be reallocated for R&D purposes.

2.4.1.1.5.	CryptoFed will grant R&D funds,
free of charge, to projects on the
CryptoFed blockchain that benefit the
Ducat economy, including but not
limited to, decentralized exchanges,
price index calculations, accounting
services, universal identity
verification, voting mechanisms, secure
emails, social media, health care
insurance, human resources management
and other projects proposed by Locke
tokens. The projects and associated
budgets require the approval of a
simple majority of Locke tokens
through a valid vote based on the
CryptoFed Constitution.


2.4.1.1.6.	For price discovery purposes,
CryptoFed may conduct refundable
auctions from time to time via
compliant crypto exchanges. Refundable
auctions will not start until the SEC
declares CryptoFed's Form S-1 filing is
effective. Proceeds from these token
sales are reserved in order to allow
purchasers to request full refunds at
the original purchase prices via smart
contracts. Purchasers refund rights
expire if: a) Locke's price surpasses
five (5) times the original purchase
price, or b) the original Locke tokens
are sold, or c) Three (3) years pass
from the original time of purchase,
whichever comes first. After refund
rights expire, the corresponding
proceeds will be transferred to
CryptoFed's USD-pegged stablecoin
reserve for Locke buyback. No proceeds
can be used for other purposes.

2.4.1.2.	The Secondary Market of Locke Tokens
The initial allocation creates Locke token holders who cannot sell their tokens on compliant crypto exchanges until the SEC declares CryptoFed's Form S-1 is effective and Locke tokens are registered. CryptoFed will then also begin buying and selling between Locke and Ducat through open market operations to maintain the Target Equilibrium Exchange Rate.

2.4.2.	Ducat Distribution Plan
Ducat distribution will not start until the SEC declares CryptoFed's Form S-1 is effective and Locke reaches a minimum value of $0.10 USD on compliant crypto exchanges for a consecutive one-month period.

2.4.2.1.	People and entities will purchase
Ducat from CryptoFed on compliant
crypto exchanges. All proceeds will be
transferred to CryptoFed's USD- pegged
stablecoin reserve for Locke buyback.

2.4.2.2.	People and entities can earn Ducat interest (3%
- 5%) by holding Ducat.

2.4.2.3.	People and entities can earn Ducat
rewards paid to consumers (5.5% - 12%)
and merchants (1% - 4%).

2.4.2.4.	Wallet issuers who are the block
producers can earn Ducat from
CryptoFed.


2.4.2.5.	Vendors can earn Ducat from CryptoFed.

2.4.2.6.	CryptoFed will conduct buying and
selling between Locke and Ducat through
open market operations to maintain the
Target Equilibrium Exchange Rate.

2.4.3.	Ducat Economic Zone Plan
CryptoFed has a Ducat Economic Zone Plan to promote the distribution of Locke and Ducat tokens which is attached as Exhibit 2.

2.5.	Revenue and Costs
CryptoFed does not have revenue, nor does it possess any USD fiat bank accounts. CryptoFed's mission is to maintain zero inflation and deflation of Ducat with zero transaction costs by adjusting the money supply of its two native tokens, Locke and Ducat, through a giveaway business model. There is no revenue earning function or operation incorporated into CryptoFed. All functions, mechanisms and operations are designed to achieve CryptoFed's giveaway business model effectively and automatically. There is no way for CryptoFed to earn any revenue in fiat, including USD.
Given that CryptoFed has no revenue forever, the only way it can survive is to ensure that it does not have any costs either. Fortunately, CryptoFed's zero cost operations can be achieved by using its own native tokens, just as the Bitcoin Blockchain and Ethereum
Blockchain have both demonstrated by incentivizing their miners with their own native tokens of BTC and ETH.

2.5.1.	Locke Token Proceeds in USD-Pegged Stablecoins
CryptoFed grants a percentage of Locke tokens, free of charge, to individuals or entities. For price discovery purposes, CryptoFed may conduct refundable
Locke token auctions, but all the proceeds from those auctions must be preserved and used for refunding.
After the refund right of purchasers expire, the corresponding funds must be used to buy back Locke tokens on compliant exchanges, which is another method of refunding the proceeds back to the Locke token holders. As a result, CryptoFed cannot book any funds gained from Locke auctions as revenue.

2.5.2.	Ducat Token Proceeds in USD-Pegged Stablecoins


CryptoFed sells Ducat to individuals or entities, but the proceeds must be preserved for redemption purposes. Ducat purchasers use Ducat to buy goods and services at merchants who in turn will convert the Ducat back to USD on compliant exchanges for redemption. In addition, CryptoFed pays Ducat tokens, free of charge, to individuals or entities as rewards, interest, and compensation. For each Ducat sold, CryptoFed will provide 10 % - 20% additional Ducat as rewards, interest, and compensation. CryptoFed must buy back Ducat tokens on compliant exchanges to maintain the Target Equilibrium Exchange Rate between
Ducat and USD. CryptoFed uses Locke tokens to conduct the Ducat buyback via open market operations. In order to enable Locke to buy back Ducat on an ongoing basis, the USD proceeds from the Ducat sales must be used to constantly buy back Locke on compliant exchanges. As a result, CryptoFed cannot book any funds gained from Ducat sales as revenue. Below is the redemption flow.

 Purchaser => Ducat => Merchant => Ducat =>
Exchange => USD => Merchant CryptoFed => USD-pegged stablecoin proceeds => Locke buyback =>
Ducat buyback

2.5.3.	Transaction Fees
CryptoFed does not charge any transaction fees.

2.5.4.	Costs
Bitcoin Blockchain gives its native token Bitcoin (BTC) to miners who in turn add blocks to the Bitcoin network and help maintain the network. Ethereum Blockchain has a similar mechanism. Both Bitcoin and Ethereum Blockchain do not have their own costs, although the miners' operations have both revenue and costs.

Similarly, both Locke and Ducat tokens are native tokens of the CryptoFed Blockchain. CryptoFed grants these Locke and Ducat tokens to contributors (equivalent to miners) who in turn help generate these tokens and maintain the CryptoFed Monetary System. Contributors in the CryptoFed Monetary System can be broadly defined as people or entities who receive Locke or Ducat tokens from CryptoFed to perform functions needed for CryptoFed's mission. As a result, CryptoFed does not have costs.

As the founding organization, MShift will cover CryptoFed operating costs until December 31, 2021. The costs are one-time setup expenses which will not be required for the ongoing operation of CryptoFed.


From January 1, 2022, CryptoFed will completely operate as a token economic DAO without fiat currency. If regulatory agencies do not accept Ducat or Locke as payment for their filing fees, MShift may have to cover these filing fees in USD to fulfil ongoing reporting obligations until CryptoFed establishes smart contracts to outsource the routine filings to vendors who accept
Locke or Ducat tokens as payment.

2.6.	Intellectual Property
Over the last few years, MShift has aggressively filed applications for patent and trademark protections related to the CryptoFed Monetary System which will be permanently, exclusively, and irreversibly licensed to CryptoFed, free of charge. MShift will maintain and defend these intellectual properties in good faith in courts as needed or at the request by a simple majority of Locke tokens at a valid vote.
Source code will be disclosed for transparency purposes, but use of the source code will require a business source license subject to authorization by Locke tokens at a valid vote.

2.7.	Number of Employees
As a decentralized autonomous organization, CryptoFed will be operated automatically by smart contracts and direct voting by Locke tokens. Projects can be outsourced by authorization of Locke token voting. Chief Executive
Officer is a symbolic position, currently held by Marian
Orr, and serves primarily as the contact person for federal and state regulators.

2.8.	Compliance with Environmental Laws
CryptoFed fully complies with environmental laws. Ducat
and Locke tokens are primarily issued using the EOS
protocol. For trading purposes only, Ducat and Locke
tokens can be issued using the Ethereum protocol, but
Ethereum tokens will be phased out in the long run.
Through the mining process, the Bitcoin family and
Ethereum family put new money into circulation which
consumes massive amounts of energy. In contrast,
CryptoFed defines mining broadly as economic activities
that result in CryptoFed incentives, such as earning
rewards upon payment for purchases in Ducat, earning
interest payments for holding Ducat, and earning
compensation for issuing and management of co-branded
CryptoFed wallets. From an energy consumption
perspective, EOS has an overwhelming competitive
advantage. "73.1 TWh / 0.0011 TWh = 66,454 times that EOS
is more Energy efficient in comparison to Bitcoin &
17,236


times more Energy efficient than Ethereum.", per the analysis article "EOS Energy Consumption vs Bitcoin and Ethereum."19

2.9.	Locke and Ducat as Utility Tokens

In his MIT class of Blockchain and Money, Professor
Gary Gensler, now the SEC Chairman, said "I am not
aware of any statute, federal or state, that says
there's an absolute monopoly on form of money.	it is
legal to create your own form of money. But you have
to comply with all
the other laws.	"20 In addition, currencies of monetary
systems which replace sovereign
currencies are not securities, according to Jay
Clayton, who stated in a CNBC interview while he was serving as the SEC Chairman, "Cryptocurrencies: These are replacements for sovereign currencies, replace the dollar, the euro, the yen with bitcoin," and "That type of currency is not a security."21 Sovereign currencies, such as the US dollar, are the products of central banks which are monetary systems. "The Federal
Reserve System is the central bank of the United
States."22 A monetary system independent of monetary systems of sovereign currencies should not be regulated as securities. A monetary system like the Fed consists of inherent, cohesive, and indispensable elements to function which are cited from the Fed's websites, underlined and summarized below.

"The Federal Reserve works to promote a strong U.S.
economy. Specifically, the Congress has assigned the Fed to conduct the nation's monetary policy to support the goals of maximum employment, stable prices, and moderate long-term interest rates. When prices are stable, long- term interest rates remain at moderate levels, so the goals of price stability and moderate long-







19 https://www.genereos.io/eosenergyconsumption/
20 Gary Gensler, MIT, Fall 2018 Class, Video 23:00 -
25:00, Section 2: Money, Ledgers & Bitcoin https://www.youtube.com/watch?v=5auv_xrvoJk&list=PLUl4u
3cNGP63UUkfL0onkxF6MYgVa04Fn&i ndex=3
21 https://www.cnbc.com/2018/06/06/sec-chairman-
clayton-says-agency-wont-change-definition-of-a-
security.html
22 https://www.federalreserve.gov/aboutthefed.htm


term interest rates go together. As a result, the goals of maximum employment and stable prices are often referred to as the Fed's dual mandate."23

"Open market operations (OMOs)-- the purchase and sale of securities in the open market by a central bank -- are a key tool used by the Federal Reserve in the implementation of monetary policy. The short-term objective for open market operations is specified by the Federal Open Market Committee (FOMC). Before the global financial crisis, the Federal Reserve used
OMOs to adjust the supply of reserve balances so as to keep the federal funds rate--the interest rate at which depository institutions lend reserve balances to other depository institutions overnight-- around the target established by the FOMC."24

"The Fed's primary tool for implementing monetary policy is to buy and sell government securities in the open market. When the Fed buys (sells) U.S.
Treasury securities, it increases (decreases) the volume of bank reserves held by depository institutions. By adding (subtracting) reserves the Fed can put downward (upward) pressure on the interest rate on federal funds - the market where banks buy and sell reserves, mostly on an overnight basis."25

Common elements shared by both the Fed and CryptoFed are listed below.


a.	A native sovereign stable token: US dollar vs. Ducat
b.	Interest for the native sovereign stable
token: US dollar Federal funds rate vs. Ducat
Interest
c.	Native sovereign non-stable tokens: Government
securities vs. Locke without interest and
dividends.
d.		Fiscal policy: Government spending in sovereign
stable token (US dollar) corresponding to the native sovereign non-stable tokens (government securities) vs. Ducat rewards.



23 https://www.federalreserve.gov/faqs/what-
economic-goals-does-federal-reserve-seek-to-
achieve- through-monetary-policy.htm
24 https://www.federalreserve.gov/monetarypolicy/openmarket.htm
25 https://www.frbsf.org/education/publications/doctor-
econ/2001/march/monetary-policy-treasury-debt/


e.	Open market operations defined as trading between
the native stable token and non-stable tokens:
buying and selling between US dollars and government securities vs. buying and selling between Ducat and Locke.

CryptoFed fully agrees with the SEC's holistic approach in applying Howey analysis in the [Framework for "Investment Contract" Analysis of Digital Assets]:
"The focus of the Howey analysis is not only on the form and terms of the instrument itself (in this case, the digital asset) but also on the circumstances surrounding the digital asset and the manner in which it is offered, sold, or resold (which includes secondary market sales). Therefore, issuers and other persons and entities engaged in the marketing, offer, sale, resale, or distribution of any digital asset will need to analyze the relevant transactions to determine if the federal securities laws apply."26

CryptoFed uses the SEC's holistic approach above to analyze the monetary system of Locke and Ducat, in comparison with the Federal Reserve System point by point and reaches the conclusion that the federal securities laws do not apply. All the equivalent elements CryptoFed shares with the Fed, should not be classified as securities if they are native tokens and are inherent, cohesive, and indispensable elements to create functional cryptocurrencies to "replace the dollar, the euro, the yen", because they should be analyzed as one monetary system in whole, not in part.
Locke and Ducat should be classified as utility tokens native to CryptoFed's monetary system, as they are used within CryptoFed's own token economy and benefit
CryptoFed's own community. "But it might be, I am not all the way to zero, I think there might be a reason why folks want to have native currency, a native token to jumpstart a network and to motivate a network overtime..." 27, Professor Gary Gensler, said at his MIT class of Blockchain and Money.

In summary, if a set of two native tokens, without raising and using USD funds, without revenue or costs or profits or assets, with the sole mission to maintain zero inflation and deflation of Ducat, is "to jumpstart a network and to motivate a network overtime" and to "replace the dollar, the euro, the yen," and if "the focus of the Howey analysis is not only on the form and terms of


26 https://www.sec.gov/corpfin/framework-investment-contract-
analysis-digital-assets
27 Gary Gensler, MIt, Fall 2018 Class, Video 58:00
- 60:00, Section 19. Primary Markets, ICOs &
Venture Capital, Part 1,
https://www.youtube.com/watch?v=iWpQpPbo7rM


the instrument itself (in this case, the digital asset) but also on the circumstances surrounding the digital asset and the manner in which it is offered, sold, or resold (which includes secondary market sales)", the conclusion should be that Locke and Ducat tokens within the CryptoFed monetary system, taken as a whole, are not securities.

3.	Item 1A: Risk Factors.

3.1.	Zero Value of Locke and Ducat
Locke and Ducat tokens may have no value. CryptoFed depends on Locke's value to reach and sustain a value equivalent to $0.10 USD per token before launching
Ducat. However, there is no guarantee that Locke and Ducat tokens can have any value.

3.2.	Effects of Government Regulations
By replacing the Fed's lending money supply mechanism with the CryptoFed's giveaway money supply mechanism, the Ducat economy presents a viable alternative to avoid the Fed's fractional reserve banking and the necessity of FDIC. The reactions from federal and state regulators are unknown.

3.3.	Banks and Exchanges
Banks and exchanges complying with Know Your Customer
(KYC), Anti-Money Laundering (AML) and money transmission regulations issue bank or exchange co-branded CryptoFed wallets, similar to co- branded credit cards. To transact or hold Ducat or Locke tokens, individuals and businesses must first acquire co-branded CryptoFed wallets from participating compliant banks or exchanges. However, how many banks and exchanges will work or continue working with CryptoFed is unknown.

3.4.	USD-Pegged Stablecoin Market
CryptoFed does not have a fiat bank account at a financial institution and depends on the USD-pegged stablecoin market to conduct its open market operations to maintain the Target Equilibrium Exchange Rate and achieve its mission of zero inflation and zero deflation. However, there is no guarantee that the USD-pegged stablecoin market will continue growing sufficiently to support that.

3.5.	Compliant Crypto Exchanges
CryptoFed depends on compliant crypto exchanges to conduct open market operations to maintain the Target
Equilibrium Exchange Rate. However, there is no guarantee that compliant crypto exchange markets will continue growing sufficiently to support that.


3.6.	Mass Acceptance by Consumers and Merchants
CryptoFed is a monetary system which depends on mass acceptance by consumers and merchants. However, there is no guarantee that mass acceptance can be achieved.

3.7.	Zero Revenue and Mass Incentive Giveaway
CryptoFed does not have revenue, yet gives away mass incentives. This business model is new and may not work as intended.

3.8.	EOS Blockchain Protocol
"To build an enterprise-grade financial product using blockchain with high scalability, low latency and zero transaction fee, EOS was our choice." The article "Why we built our blockchain business on EOS instead of Ethereum" provides a great testimony.28 However, EOS has not been tested in a large scale deployment across the retail industry.

3.9.	Operation of a Decentralized Autonomous Organization
(DAO)
CryptoFed will not only decentralize and automate a monetary system, but also decentralize and automate itself. The organizational set up of such a complicated entity and monetary system means that it will likely need to be iterated and improved upon over time. If the improvement mechanisms set out in the CryptoFed
Constitution fail to be agile enough to allow the DAO to adjust, it may be impossible to sustain such a large-scale operation. As the first DAO legalized in the US, CryptoFed is equivalent to making this "mission impossible" possible.

3.10.	Macroeconomic Condition
To be successful, CryptoFed relies on a fundamental macroeconomic condition that the fiat currencies of the major central banks, such as those in the US, EU and Japan, will continue to maintain zero nominal interest and negative real interest. This macroeconomic condition has held for more than 10 years, but there is no guarantee that it will continue to hold.

3.11.	Economic Theories
CryptoFed's economic theories mainly depend on the combination, integration, and reconciliation of the economic theories of Keynes and Hayek. However, the debate of these two schools of economics has

28 https://venturebeat.com/2019/04/13/why-we-built-
our-blockchain-business-on-eos-instead-of- ethereum/


never stopped since 1930. There is no guarantee that CryptoFed's understanding of economics is correct. "The debate about the validity of their economics remains open.
It hinges on the question of the extent to which full employment is the normal or strong tendency of a decentralized system. Hayek thought it was; Keynes thought it wasn't. Both could appeal to the facts to support them. Hayek could point out that the capitalist market economy had been the major factor in lifting the world out of poverty and reducing violence, Keynes to the fact that it achieved full employment only in "moments of excitement"; that its progress was punctuated by crashes which periodically threw millions out of work; and that the capitalist era had witnessed two of the most devastating wars in history." 29

4.	Item 2: Financial Information.
CryptoFed was established on July 1, 2021, as the first legally recognized DAO in the US. There are no transactions on the CryptoFed Blockchain yet. All transactions will be recorded on the CryptoFed Blockchain once Locke and Ducat tokens are launched in the near future. Furthermore, CryptoFed has a giveaway business model which does not have any revenue or costs or any and associated financial information. Please see the revenue and cost discussion in Item 1: Business.

5.	Item 3: Properties.
CryptoFed does not own any properties.

6.	Item 4: Security Ownership of Certain Beneficial Owners and
Management.

CryptoFed is a Wyoming LLC and does not issue any securities. As the founding organization, MShift is the sole member of CryptoFed whose powers and rights will completely and irreversibly become delegated to Locke token holders as defined in the CryptoFed Constitution.
The delegation of powers and rights will become automatically effective after CryptoFed completes its Form S-1 filing with the SEC for Locke and Ducat token registration. Before that time, MShift is free to discuss any compliance issues with the SEC and make changes to the CryptoFed Constitution accordingly.

MShift has not formally started executing the initial allocation plan for the Locke token discussed in Item 1:
Business yet. As of September 15, 2021, out of a maximum authorized finite number of 10 trillion

29 Robert Skidelsky, Keynes v Hayek: The Four Buts, page 164-165, in From the Past to the Future: Ideas and Actions for a Free Society, January 15-17,2020, A
Special Meeting, The Mont Pelerin Society.
https://www.hoover.org/sites/default/files/finalmpsboo
k.pdf


Locke tokens, less than 0.2% restricted and untradeable
Locke tokens have been promised to less than 15 people, free of charge. Refundable auctions, as part of the initial allocation, will not start until the SEC declares CryptoFed's Form S-1 filing effective. Ducat distribution will not start until the market price of Locke tokens reach $0.10 USD per token on compliant exchanges via the secondary market after the refundable auctions.

7.	Item 5: Directors and Executive Officers.
There is no hierarchy, such as an executive branch, board of directors, or advisory board at CryptoFed.
CryptoFed will be decentralized to the extent that a CEO is no longer needed within three years. For the time being, the current Chief Executive Officer (CEO) is a symbolic position held by Marian Orr, to communicate with regulators, together with MShift, because regulators, such as SEC, may still require contact people and the founding company to be responsible for document filing.

8.	Item 6: Executive Compensation.
Marian Orr, CEO and one of the three organizers of American CryptoFed DAO, is on MShift's payroll with annual salary $150,000, and has been promised 2 billion restricted and untradeable Locke tokens which cannot be sold below $ 0.05 USD per Locke token.

9.	Item 7: Certain Relationships and Related Transactions, and
Director Independence.


MShift is the sole member of American CryptoFed DAO.
Out of the total maximum authorized finite number of 10 trillion Locke tokens, 25% will be reserved for MShift as the founding organization. Out of the total
25% allocated to MShift, 1/5th of this allocation (5% of the total) will be used to maintain, defend and protect the intellectual property which will be permanently, exclusively, and irreversibly licensed to CryptoFed, free of charge.

Scott Moeller, CEO, MShift and one of the three organizers of American CryptoFed DAO, works voluntarily without salary. His Locke token grant from MShift's 25% initial allocation will be decided after CryptoFed's Form S-1 filing.


Xiaomeng Zhou, COO, MShift Inc. and one of the three organizers of American CryptoFed DAO, works voluntarily without salary. His Locke token grant from MShift's 25% initial allocation will be decided after CryptoFed's Form S-1 filing.

10.	Item 8: Legal Proceedings.
There are no legal proceedings.

11.	Item 9: Market Price of and Dividends on
the Registrant's Common Equity and Related
Stockholder Matters.
There is no market price for Locke or Ducat tokens.
There are no dividends for Locke or Ducat tokens.

12.	Item 10: Recent Sales of Unregistered Securities.
No Locke or Ducat tokens have been sold. Out of a maximum authorized finite number of 10 trillion Locke tokens, less than 0.2% has been promised to less than 15 people, free of charge. CryptoFed will file Form 8-
K to provide details of the tokens distributed on November 16, 2021.

13.	Item 11: Description of Registrant's Securities to be
Registered.
Locke and Ducat tokens are utility tokens, not securities. Their utilities and mechanisms are described in Item 1: Business.

14.	Item 12: Indemnification of Directors and Officers.
There is no indemnification agreement.

15.	Item 13: Financial Statements and Supplementary Data.
Please see Item 2: Financial Information.


Item 14: Changes in and Disagreements with
Accountants on Accounting and Financial Disclosure.
No accounting is needed because CryptoFed does not have any revenue or costs. Please see Item 2:
Financial Information.

16.	Item 15: Financial Statements and Exhibits.


No financial statements exist because CryptoFed does not have any revenue or costs. Please see
Item 2: Financial Information.


Exhibit 1: American
CryptoFed DAO
Constitution Exhibit 2:
Ducat Economic Zone
Plan
Exhibit 3: American CryptoFed DAO Formation Certificate


17.	SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


American CryptoFed DAO
LLC
(Registrant)


Date: September 15, 2021

By: Marian Orr


*Print name and title of the signing officer under his signature.

Name and Title: Marian
Orr, CEO



MShift Inc.
(Sole Member of American CryptoFed DAO LLC)


Date: September 15, 2021

By: Scott Moeller


Name and Title: Scott Moeller,
CEO, MShift Inc.
MShift Inc.
(Sole Member of American CryptoFed DAO LLC)


Date: September 15, 2021

By: Xiaomeng Zhou
Name and Title: Xiaomeng Zhou,
COO, MShift Inc.